UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of July 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Rationale for the Grupo Financiero Reformador Acquisition.

Item 1

DISCLAIMER

Information presented herein is based on audited consolidated financial
statements of GRUPO FINANCIERO REFORMADOR and BAC|CREDOMATIC Guatemala as of
December 31, 2012 and unaudited consolidated interim financial statements for the year 2013, prepared according to Generally Accepted Accounting Principles in Guatemala and Resolution JM-150-2006, Accounting Manual for Entities under the Supervision of the Guatemalan Banking Superintendency (Manual de
Instrucciones Contables para Entidades Sujetas a la Vigilancia e Inspecci[]n de la Superintendencia de Bancos de Guatemala). This presentation shall neither be deemed a representation or warranty of the status of GRUPO FINANCIERO
REFORMADOR or BAC|CREDOMATIC's businesses, financial conditions, results of
operations and prospects nor constitute an indication that there has been no change in these entities' businesses, financial conditions, results of operations and prospects since the date of such results.

Grupo Aval Acciones y Valores S.A. ("Grupo Aval") does not assume responsibility for, or makes any representation or warranty, express or implied, with respect to, the accuracy, adequacy or completeness of the information contained in this presentation and expressly disclaims any liability based on such information, errors therein or omissions therefrom.
This presentation includes certain statements, estimates and forecasts with respect to the anticipated future performance of GRUPO FINANCIERO REFORMADOR
and BAC|CREDOMATIC in Guatemala on a combined basis and involves significant elements of subjective judgment and analysis that may or may not prove to be accurate or correct, including potential efficiencies and economies of scale resulting from future merging plans. There can be no assurance that these statements, estimates and forecasts will be attained and actual outcomes and results may differ materially from what is estimated or forecast herein due to, among others: changes in Guatemalan, Central American, regional and international business and economic, political or other conditions;
developments affecting Guatemala and international capital and financial markets; government regulation and tax matters and developments affecting these entities and their industry; increases in defaults by customers; impairment losses; decreases in deposits, customer loss or revenue loss; increases in provisions for contingent liabilities; the ability of GRUPO FINANCIERO
REFORMADOR and BAC|CREDOMATIC to sustain or improve their financial
performance; increases in inflation rates; changes in interest rates which may, among other effects, adversely affect margins and the valuation of treasury portfolio; movements in exchange rates; competition in the banking and financial services, credit card services, insurance, asset management and related industries; adequacy of risk management procedures and credit, market and other risks of lending and investment activities; decreases in levels of capitalization; changes in market values of Guatemalan and Central American securities, adverse legal or regulatory disputes or proceedings; internal security issues affecting Guatemala and natural disasters; loss of key members
of GRUPO FINANCIERO REFORMADOR or BAC|CREDOMATIC's senior management; and other
factors that may affect their financial condition, liquidity and results of operations. Grupo Aval does not undertake any obligation to update any statement, estimate or forecast, whether as a result of new information, future events or otherwise.

This document has been prepared solely for informational purposes in connection with the proposed transaction described herein to assist interested parties in
receiving information of GRUPO FINANCIERO REFORMADOR and BAC|CREDOMATIC's
Guatemalan operations. Recipients are responsible of making their own
evaluation of GRUPOFINANCIERO REFORMADORand BAC|CREDOMATIC andits future
performance. Information and figures herein do not purport to be all-inclusive or to contain all the information that recipients may desire. In all cases, interested parties should conduct their own independent investigation and analysis of the transaction.

As informed to the market on June 26, 2013 Grupo Aval reached an agreement to acquire 100% of Grupo Financiero Reformador in Guatemala. The transaction is subject to regulatory approvals and will be executed by "Credomatic
International Corporation" (CIC), a subsidiary of Banco de Bogot[] in Central
America. The rationale for the acquisition is as follows:

[]   Guatemala is the largest Central American market by GDP and population; its penetration (credit as a % of GDP) is considered low at 23%. The IMF believes that Guatemala presents solid fundamentals to support further and consistent growth.

[]   Grupo Aval considers Guatemala strategic to its growth in Central America.

[]   Grupo Aval's affiliate in Guatemala (BAC Guatemala) has a low market share at less than 5%.

[]   BAC Guatemala has a solvency ratio upward of 20%, a ROAE of 38.5% and a
     ROAA of 7%.

[]   After completion of this acquisition, our market share in Guatemala will be close to 10% in assets and 15% in profitability, making us the 3rd financial group.

[]   Reformador has a broad and very well geographically located network of more than 100 branches and close to 100 ATMs. BAC Guatemala has not been able to grow its branch network at a desired pace.

[]   The combined networks will very aptly serve our existing retail clients, and will also serve as a growth platform to further penetrate this segment.

[]   Reformador's loan portfolio is highly complementary to BAC's. BAC's loan portfolio is highly concentrated in the retail segment while Reformador's is highly concentrated in the top tier corporate segment. Both portfolios enjoy excellent health.

[]   We have identified abundant opportunities to realize cost optimization in a short period of time through a better mix of funding and a significant reduction of operating expenses.

[]   We foresee a simple integration with low IT and operations complexities.

Because of the above mentioned reasons, we are confident we can double the net income of the combined business by 2015, which will be the second year we operate this Bank. That year we expect to have a combined net income of USD 200 million and a balance sheet of total asset of USD 4.3 billion.

The Economy in Guatemala

Leading Economy in Central America

[]   #1 GDP: US $49.9 bn (27.1% of total GDP in the region).

[]   #1 Population: 15.1 mm people (34.5% of total population in the region).

C. America GDP: US $184 bn

C. America Population: 43.5 million

Sustainable Economic Growth

The Economy in Guatemala

Stable Economic Environment

Banking Sector Overview

Low Banking Penetration -- High Growth Potential

[]   Guatemala: The most unbanked population in Central America

Banking Sector Overview

Net loans (US$mm) -- Banking Institutions

Deposits (US$mm) -- Banking Institutions

Assets (US$mm) -- Banking Institutions

Equity[] (US$mm) -- Banking Institutions

Snapshot of Grupo Reformador

Key figures $USmm (as of March 2013)

Gross loans

Summary Overview

[]   Founded in 1990.

[]   Acquires Banco de la Construcci[]n (Construbanco) in 2000.

[]   Participates in the liquidation of Banco del Caf[] in 2006.

[]   Acquires Banco SCI in 2007.

[]   Focuses on the corporate segment (200+ corporate clients and 1,000+ SME clients).

[]   Transcom services the bank's high net worth client base.

Key Highlights

[]   104 full service branches (40 in the Metropolitan area).

[]   94 ATMs with 3.9 million transactions in 2012.

[]   Robust online banking platform (2.3 million transactions in 2012).

[]   1,339 employees.

[]   High Corporate Governance standards.

Liabilities

Proforma Financial Figures for Grupo Financiero BAC Credomatic and Grupo
Financiero Reformador

       Pro-forma estimated combined Financial Statements in USD mm

           2012      2012     2013     2014         2015
           BAC                PROFORMA CONSOLIDATED
Loans                  1,671    1,972    2,267        2,562
Assets                 2,781    3,282    3,774        4,265
Deposits               1,960    2,313    2,660        3,006

Net Income                 95      112      152          202
ROAA            6.9%     3.7%     3.7%     4.3%         5.0%
ROAE           38.4%    27.4%    27.9%    32.6%        37.9%

For further information, please contact:

Tatiana Uribe Benninghoff
Financial Planning and Investor Relations Officer Grupo Aval
turibe@grupoaval.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel